Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 16, 2014

Relating to Preliminary Prospectus dated July 7, 2014

Registration No. 333-196135

ROKA BIOSCIENCE, INC.

Free Writing Prospectus

This free writing prospectus relates to Roka Bioscience, Inc. (“Roka,” “the Company,” “we,” “our” or “us”) and should be read together with the preliminary prospectus dated July 7, 2014 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-196135) (the “Registration Statement”) relating to the offering of the shares of common stock of Roka.

The Company has filed the Registration Statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, or by email at dg.prospectus_requests@baml.com, or Leerink Partners LLC, One Federal Street, 37th Floor, Boston, MA 02110, Attention: Syndicate Department or by email at syndicate@leerink.com or by phone at (800) 808-7525, ext. 4814.

To review a filed copy of the Preliminary Prospectus, you may also click on the following link:

http://www.sec.gov./Archives/edgar/data/1472343/000119312514261318/d623882ds1a.htm

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below.

Roka Bioscience, Inc.

Initial Public Offering of

5,000,000 shares of Common Stock, par value $0.001 per share

(the “Offering”)

Issuer:	Roka Bioscience, Inc., a Delaware corporation.
Ticker/Exchange for common stock:	ROKA/The NASDAQ Global Market.
Title of securities:	Common Stock, par value $0.001 per share.
Shares offered by the issuer:	5,000,000 shares.
Underwriters’ option to purchase additional shares from the issuer:	750,000 shares.
Common stock to be outstanding after the Offering:	17,631,596 shares (assuming no exercise of the underwriter’s option to purchase additional shares).
Initial public offering price:	$12.00 per share.
Gross proceeds to the issuer before underwriting discount and expenses:	$60.0 million or $69.0 million if the underwriters’ option to purchase additional shares is exercised in full.
Net proceeds to the issuer after underwriting discount and expenses:	$53.4 million or $61.8 million if the underwriters’ option to purchase additional shares is exercised in full.

Use of proceeds:	We intend to use the net proceeds from this offering as follows:

•     $8.0 million as partial payment for a reduction in the royalty rate payable by us pursuant to the amendment to our license agreement with Gen-Probe;

•     $6.0 million in payments to Gen-Probe upon achievement of certain revenue milestones;

•     approximately $18.0 million for the commercialization of our Atlas Detection Assays; and

•     approximately $12.0 million for research and development activities, including the continued development and enhancement of our molecular assay portfolio and the development of the mini Atlas instrument.

We expect to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes, including the costs of operating as a public company.

Pricing date:	July 16, 2014. Closing date: July 22, 2014.

Underwriters:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Leerink Partners LLC, Cowen and Company, LLC, Wedbush Securities Inc.

CUSIP:	775431 109